November 15, 2019

Guilherme Dias Fernandes Benchimol
Chairman
XP Inc.
Av. Chedid Jafet, 75, Torre Sul, 30th floor, Vila Ol mpia   S o Paulo
Brazil 04551-065

       Re: XP Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted November 4, 2019
           CIK #0001787425

Dear Mr. Benchimol:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Introduction to XP, page 1

1. We note your response to comment 1 and continue to review the supplemental materials provided. Please revise to disclose that XP commissioned the report by Oliver Wyman.
Summary Financial Information
Income Statement Data, page 18

2. We note that your current data shows EPS amounts of R$0.2265 and R$0.0973 for 2018 and 2016, respectively. However, in your prior amendment and in Note 3xx, on page F-
       64, the restated EPS amounts for 2018 and 2016 are shown as R$0.2339 and R$0.1360,
 Guilherme Dias Fernandes Benchimol
XP Inc.
November 15, 2019
Page 2
         respectively. Please advise or revise.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
Review of Results for the Nine Months Ended September 30, 2019, page 73

3. We note your response to comment 3. Please revise your disclosures to also include:

              AUM roll-forwards in tabular format, including tables for total AUM and for the specific classifications you have identified (i.e., mutual and exclusive funds, pension funds, managed portfolios, and investment clubs), that show gross inflows, outflows, market appreciation / depreciation, and foreign exchange impact;
and
              expanded narrative that explains the factors causing weighted average management fee rate changes at the AUM level classifications identified above.
4. We note your disclosure on page 74 that one driver for institutional gross revenue growth was the "increasing maturity and acknowledgement by the market of [y]our value-added complementary services . . ." Please revise your disclosure to tie this statement to concrete and specific revenue growth items, or remove it.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
11. Private Pension Liabilities, page F-20

5.       We note your disclosures regarding your private pension liabilities in
Note 11. Please also
         expand your accounting policy disclosures to discuss private pension liability considerations and accounting treatment. In addition, tell us whether and how you considered IFRS 4 and, if applicable, IFRS 17, in your analysis and conclusion of the appropriate accounting treatment for these items.
       You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameGuilherme Dias Fernandes Benchimol Sincerely,
Comapany NameXP Inc.
                                                     Division of Corporation
Finance
November 15, 2019 Page 2                             Office of Finance
FirstName LastName